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                              January 3, 2024

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, FL 33134

                                                        Re: MSP Recovery, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 8,
2023
                                                            File No. 333-269346

       Dear John H. Ruiz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed December 8, 2023

       Prospectus Summary
       Recent Developments, page 8

   1.                                                   Please provide
disclosure in your "Recent Developments" section regarding the SEC investigation that you
discuss on pages 44 and 124.
       Risk Factors, page 15

   2. Please provide risk factor disclosure regarding the first priority lien on all sources of revenue of the company
under the Virage MTA Amendment. Address the impact of the
                                                        lien on your revenue
and discuss the risks and uncertainties to your operations and shareholders.
 John H. Ruiz
FirstName  LastNameJohn H. Ruiz
MSP Recovery,   Inc.
Comapany
January    NameMSP Recovery, Inc.
        3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Adam Buehler, Esq.